March 7, 2006
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attention: Paul Cline, Senior Accountant

Re:	Citizens Banking Corporation (“Citizens”)
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 16, 2005
File No. 000-10535
Ladies and Gentlemen:
We are submitting by direct electronic transmission the following responses to the comment letter dated March 1, 2006 from the Staff of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing. To assist your review, we have retyped the text of the Staff’s comments above our responses.
Financial Statements
Note 3. Recent Transactions, page 67
1.	Please refer to prior comment 1 and consider the need to file an Item 4.02 Form 8-K in view of your intent to restate the financial statement of 2004 in your Form 10-K for 2005.
We examined Item 4.02(a) of Form 8-K in light of the anticipated restatement and related circumstances. While we agreed to restate the financial statements for the sale of the Illinois entity as discontinued operations, we concluded that the previously disclosed financial results could continue to be relied upon because the anticipated restatement does not affect reported financial condition or net income for any of the years mentioned. We also consulted with our independent registered public accounting firm, who informed us that they do not intend to deliver the notice contemplated by Item 4.02(b) of Form 8-K. As a result, we concluded that no Form 8-K was required under Item 4.02. However, on February 28, 2006, we filed a Form 8-K announcing, among other things, a change in the presentation of our financial statements to reflect the results of the Illinois Bank as discontinued operations. We also stated that we would file our 2005 Form 10-K in March 2006 and would present the historical financial statements in this manner, and attached investor presentation materials that included the restated financial information in summary form.
In addition to clearly identifying all affected columns according to APB 20 standards, we are including the following language throughout the 2005 Form 10-K.
“CHANGE IN PRESENTATION TO REFLECT DISCONTINUED OPERATIONS
On August 5, 2004, Citizens completed the sale of its subsidiary bank, Citizens Bank-Illinois, N.A., to Metropolitan Bank Group, Inc. The results of the Illinois Bank are presented as

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discontinued operations in a separate category following results from continuing operations on the Consolidated Statements of Income. Unless otherwise indicated, the years 2004, 2003, 2002, and 2001 have been restated for all tables and notes to reflect continuing operations only. These changes do not affect its reported financial condition or net income for any of the years mentioned. Further discussion of this transaction is included in Note 2 to the Consolidated Financial Statements.”
Note 5. Investment Securities, page 70
2.	Please refer to prior comment 2. We note your processes in place to evaluate management’s intent and ability to hold securities in order to make a full recovery of cost basis. Please tell us how management applied these processes as of December 31, 2003 and 2004 to evaluate its ability to hold securities in an unrealized loss position through the next year. Specifically, tell us how management considered the impending sale of the subsidiary as of December 31, 2003, in its evaluation of its intent and ability to hold securities referenced in prior comment 2. Please also tell us what changes occurred during 2005 to trigger the sale of securities at a $9.0 million loss in the fourth quarter of 2005.
Our process for evaluating our intent and ability to hold securities with unrealized losses as of December 31, 2003 was very similar to the more formalized process currently in place. As of the balance sheet date December 31, 2003, Citizens reviewed the regulatory environment for any changes which might affect our securities portfolio, capital adequacy, or asset/liability position in such a way as to necessitate the sale of securities with fair values below amortized cost and found none. Citizens reviewed applicable tax laws for changes which would cause us to reconsider the holding of securities with fair values below amortized cost and found none. Citizens reviewed securities credit downgrades and other credit information for changes in issuer creditworthiness and found no circumstances which would alter our willingness or ability to hold those securities with fair values below amortized cost.
Citizens reviewed its business combination and divestiture activity and business unit plans and determined that we did not at that time have a plan or decision to sell the Illinois Bank. Our financial plans still considered the Illinois Bank as a component of our strategic direction as we had not yet decided to exit that market.
At that time, Citizens was in the process of evaluating whether there existed market demand sufficient to generate a price large enough to make a sale of Citizens Bank-Illinois, N.A. beneficial to Citizens Banking Corporation. The evaluation process included soliciting bids for the Illinois Bank as a means of exploring alternatives in order to determine the best financial and strategic direction for Citizens in this market. It is our experience that banks often solicit bids to sell business assets without necessarily finding a willing buyer offering a price and terms sufficient to make a transaction advantageous. As a result, we do not consider the act of soliciting bids as part of the sale exploration process to be a plan or a decision to sell.
After the evaluation of a number of proposals in late March 2004, after the filing of our 2003 Form 10-K, we decided to pursue a sale of the Illinois Bank. We signed a definitive agreement to sell the Illinois Bank on April 2, 2004 subject to various closing conditions, including the receipt of regulatory approval of the sale. Regulatory approval was received on June 16, 2004, and the transaction closed on August 5, 2004. Regulatory approval was a key contingency to the sale, as the sale could not legally occur without it and the receipt of such approval was not a mere

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formality. Therefore, it was not until June 16, 2004, after receipt of such approval, that management believed there was a very high degree of certainty that this transaction would close. At that point, we reflected the sale in our financial plans. Further, it should be noted that at June 30, 2004, the securities held by the Illinois Bank had an after-tax gross unrealized loss of $595 thousand. Due to the minor amount involved, refinement of the June 30, 2004 financial statements to reflect this other-than-temporary impairment was not considered necessary. Ultimately, this impairment was included as part of the third quarter 2004 gain on sale.
We reviewed our financial plans as of the balance sheet date December 31, 2003 and found no circumstances which would cause us to reconsider the holding of those securities with fair values below amortized cost. We reviewed balance sheet forecasts and our 2004 budget and found no liquidity, funding or other balance sheet conditions which were expected to preclude the holding of those securities with fair values below amortized cost. We reviewed the asset/liability position and all relevant short- and long-term interest rate risk measures and found no conditions which were expected to preclude the holding of those securities with fair values below amortized cost. We evaluated Asset/Liability Committee decisions made in 2003 and early 2004 (through the date of the filing of our 2003 Form 10-K) and found that none conflicted with an intent to hold securities with fair values below amortized cost. We evaluated our history of securities sales and found no inconsistencies with an intent and ability to hold securities with fair values below amortized cost.
As of the balance sheet date December 31, 2003, in consideration of all the above factors in aggregate, applied on a security by security basis, we determined that we had the intent and ability to hold those securities with fair values below amortized cost until recovery of cost or maturity.
As of the balance sheet date December 31, 2004, Citizens reviewed the regulatory environment for any changes which might affect our securities portfolio, capital adequacy, or asset/liability position in such a way as to necessitate the sale of securities with fair values below amortized cost and found none. Citizens reviewed applicable tax laws for changes which would cause us to reconsider the holding of securities with fair values below amortized cost and found none. Citizens reviewed securities credit downgrades and other credit information for changes in issuer creditworthiness and found no circumstances which would alter our willingness or ability to hold those securities with fair values below amortized cost. Citizens reviewed business combination and divestiture actions and plans, and business unit growth projections and found no circumstances which would make us reconsider the holding of those securities with fair values below amortized cost. We reviewed balance sheet forecasts and our 2004 budget and found no liquidity or funding conditions which were expected to preclude the holding of securities with fair values below amortized cost. We reviewed the asset/liability position and all relevant interest rate risk measures and found no conditions which were expected to preclude the holding of those securities with fair values below amortized cost. We evaluated Asset/Liability Committee decisions made in 2004 and early 2005 (through the date of the filing of our 2004 Form 10-K) and found that none conflicted with an intent to hold securities with fair values below amortized cost. We evaluated our history of securities sales and found no inconsistencies with an intent and ability to hold securities with fair values below amortized cost.
As of the balance sheet date December 31, 2004, in consideration of all the above factors in aggregate, applied on a security by security basis, we determined that we had the intent and ability to hold those securities with fair values below amortized cost until recovery of cost or maturity.

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The events during 2005 which led to our decision to sell securities at a loss of $9.0 million were as follows:
1.	Core deposit declines during 2005 were significantly in excess of our financial projections as of December 31, 2004 and budget for 2005. In addition, a core deposit decline near this magnitude had not been seen in the last 15 years of Citizens’ history, despite the impact of branch sales, significant merger integrations and very large increases in market interest rates. The decline in core deposits from December 31, 2004 to October 31, 2005 was $390 million or 10.6%. The October 2005 average balance shortfall versus budget was $514 million or 13.5%. This decline of predominantly stable rate funding versus the levels held as of December 31, 2004 adversely affected the interest rate risk position of the company by having a negative impact on the duration of the liability portfolio.

2.	The yield curve steepened in October 2005 by an amount which was enough to extend the duration of the investment portfolio, but not enough to entice retail CD buyers to choose intermediate and longer term CDs (i.e. 2-5 years) as would reasonably be expected to occur. Instead of a lengthening of the maturity of the CD portfolio that we expected to happen if the curve steepened, consumer CD production was concentrated in the 12 to 14 month maturity category. The anticipated extension of the duration of the CD portfolio did not occur.

3.	Asset duration extended at the same time liability duration shortened and new certificate of deposit production was concentrated in the 12-14 month timeframe. When reviewing our asset/liability modeling results in early November, we found the increase in duration of equity from September 30, 2005 balance sheet date, to the October 31, 2005 balance sheet date was 1.5 years, resulting in the highest duration of equity ever measured by Citizens. Increases in duration of equity indicate increases in the aggregate interest rate risk level of the company.

4.	The unanticipated declines in core deposits had also negatively impacted the liquidity position of the company and increased Citizens’ reliance on wholesale and brokered CD funding. This increase was $302 million between December 31, 2004 and October 31, 2005. Increases in reliance on wholesale funding suggest an increase in liquidity risk.

5.	On November 7, 2005 management and the board of directors determined that based on the above asset/liability considerations, action would be taken to address these concerns. The following objectives were established:
a.	Reduce duration of the investment portfolio to improve duration of equity

b.	Reduce option risk in the investment portfolio to reduce our exposure to further steepening or subsequent flattening of the curve in the future

c.	Restructure the cash flows of the portfolio to better align with the liability cash flows

d.	Reduce the size of the investment portfolio to reduce reliance on wholesale funding
6.	Categories of securities in the Available for Sale portfolio were identified which would meet those objectives, and trades were completed prior to the end of November 2005. These categories were isolated to 100% of the following homogeneous groups of investment securities:

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a.	Callable agency securities

b.	10-year mortgage-backed securities

c.	Hybrid-ARM mortgage-backed securities
Form 8-K, filed on January 20, 2006, Exhibit 99.1
3.	Refer to prior comment 6. Please tell us how management considered the potential for insurance recovery in determining the appropriateness of charging off the entire balance of the loans. Additionally, please provide us with a timeline of when the claim was submitted and when you received correspondence from the insurance company affirming their intent to pay the settlement.
Citizens evaluated the two customers’ ability to repay the debt and determined it to be uncollectible. Additionally, we evaluated the probability of collection and recovery of an insurance claim and determined it to be far from certain. In fact, the insurance carrier initially rejected Citizens’ claim on grounds that we did not follow appropriate procedures to verify the underlying collateral with respect to these loans, forcing us to take legal action to recover under the insurance bond. It was not until October 2005, when the parties reached a settlement of the litigation that provided for a payment to Citizens, that the amount of the recovery became reasonably estimable and collection of a portion of the loss claim became probable.
SFAS 5, “Accounting for Contingencies,” paragraph 23, states:
“Inability to make a reasonable estimate of the amount of loss from uncollectible receivables (i.e., failure to satisfy the condition in paragraph 8(b)) precludes accrual and may, if there is significant uncertainty as to collection, suggest that the installment method, cost recovery method, or some other method be used.”
Because there was significant uncertainty concerning collection of the insurance claim, Citizens did not record a receivable until after receipt of a finalized settlement agreement. The following chronology supports our conclusions on the proper accounting for this matter.

December 2002	Citizens charges-off first loan for $8.5 million

March 2003	Citizens charges-off second loan for $11.5 million

April 2003	Citizens gives 'notice' to insurer regarding two losses

August & September 2003	Citizens submits 'proof of loss' to insurer
(two claims—one for each loss)

October 2003	Citizens files lawsuit against insurer for one of the two losses

November 2003	Agreement reached with insurer to hold lawsuit in abeyance pending insurer investigation

November 2003 — February 2004	Insurer conducts pre-decision investigation

February 2004	Insurer denies claims
Citizens reactivates pending lawsuit against insurer
Citizens files lawsuit against insurer for the second loss

February 2004 — May 2005	Discovery phase

May 2005	Insurer files motion to dismiss suits
Citizens prepares brief in opposition to insurer's motion

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June 2005	Insurer responds to Citizens' brief

July 2005	Hearing on motion

August 2005	Opinion and order denying insurer's motion

October 2005	Facilitative mediation
Settlement agreement reached
Citizens files Form 8-K announcing settlement with insurer

November 2005	Settlement funds received by Citizens as agreed
Please call me (810-237-4200) or Sandy King (810-766-7973) if you have any questions or wish to discuss our responses to the Staff’s comment letter.
Very truly yours,
/s/ Charles D. Christy
Charles D. Christy, Chief Financial Officer